FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of May, 2003
                 ----------

Commission File Number 0-29382
                       -------

                          Minefinders Corporation Ltd.
                         ------------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
    ------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F      Form 40-F X
                                                     ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes      No X
                                             ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2003 compared with the quarter ended March 31, 2002. For balance sheet items, comparisons are to the accounts as at December 31, 2002.

Introduction

Except for historical information contained in this discussion and analysis, disclosure statements are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such statements. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

The following discussion and analysis of the operating results and financial position of Minefinders Corporation Ltd. (the "Company") should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 1: Nature of Business in the accounts contained on pages 18 and 19 of the Annual Report for 2002), which differ in certain material respects from accounting principles generally accepted in the United States (US GAAP). Differences between GAAP and US GAAP and a reconciliation of loss for the period and shareholders equity applicable to the Company are described in Note 10 to the Consolidated Financial Statements. The Company's accounting policies and estimates used in the preparation of these financial statements are consistent with those used in the preparation of the annual financial statements and are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Business Conditions

The Company is primarily engaged in the finding, exploration and development of mineral properties, primarily precious metals. Its main asset is the Dolores deposit, in Chihuahua, Mexico. A bankable feasibility study is currently in progress, the results of which will be the principal consideration in advancing the Company from exploration stage to production.

The Company does not have revenue except from interest earned on cash balances. It relies on equity financing to fund corporate expenses and exploration programs on its properties in Mexico and the United States. The general market for this activity, which includes related investor interest and opportunities to obtain funding, continued to be positive in the first quarter of 2003. The price for gold appreciated to $365 an ounce in May, 2003. Although the trend is currently positive, it is not possible to forecast ongoing gold price trends or volatility which may have an impact on the preparation of a feasibility study on the Dolores deposit or on future results from operations.

Operating Activities

The Company recorded an overall net loss for the quarter ended March 31, 2003 of $1.1 million ($0.04 per share) compared with $0.3 million ($0.02 per share) in the first quarter of 2002. Overall losses were affected by higher administration costs and currency adjustments, partly offset by higher interest income earned on cash balances.

Administration costs increased from $268,920 in the first quarter of 2002 to $966,036 in 2003 due to several factors, including increased corporate relations expenditures to satisfy demands resulting from increased investor interest, including additional corporate information mailings and attendance at conferences; higher accounting and legal costs to assess and comply with increased American regulatory requirements; and initial listing fees at the American Stock Exchange, where the Company obtained a listing on January 21, 2003. By their nature, certain of these costs are not expected to be recurring in subsequent periods.

Interest income increased to $101,193 in 2003 (2002 - $1,084) due to a higher treasury balance throughout the first quarter of 2003 compared with 2002. The Company's financial instruments may include United States dollars and Mexican pesos, and certain expenditures are denominated in those currencies before being converted to Canadian dollars for reporting purposes. As a result of the exchange rates for these currencies weakening approximately 7% against the Canadian dollar during the first quarter of 2003, a foreign exchange loss of $175,394 was recorded, compared with a loss of $12,192 recorded in 2002. The Company does not engage in currency hedging activities at this time.

There were no significant property write-downs in the period, or in the comparable period in 2002. The Company recently announced an active exploration program for its Northern Sonora properties and anticipates doing work on its Nevada properties as well in 2003. The Company will assess this work in future periods, and in conjunction, evaluate the appropriateness of the carrying value of these exploration assets.

As the Company does not yet have any resource properties that qualify for capitalization under US GAAP, the primary effect of the US GAAP reconciliation is to increase the net loss and deficit for the quarter ended March 31, 2003 and 2002 by the amounts of the exploration expenses capitalized less write-offs under GAAP in each of those periods. For the purposes of US GAAP, these expenses have been charged to the Statement of Loss and Deficit in the period incurred (see Note 10).

Capital Resources and Liquidity

The Company's financial condition improved significantly in the first quarter of 2003. As at March 31, 2003 the Company had working capital of $24.3 million, compared with a balance at December 31, 2002 of $9.1 million an increase of $15.2 million. The increase in cash and short-term investments resulted primarily from a brokered placement of 2,587,500 shares, which raised $16.9 million, net of issue costs of $1.2 million. There was no placement of common shares in the first quarter of 2002. In addition, the Company received $315,150 (2002 - $250,000) upon the exercise of 109,500 stock options, and $152,173 (2002
- $770,888) upon the exercise of 108,695 share purchase warrants. Approximately $940,000 of in-the-money optons and warrants are expected to be exercised in the balance of the year. Receivables and payables were relatively unchanged from December 2002 reflecting a constant level of exploration activity.

In the first quarter of 2003, the Company substantially increased expenditures on its mineral properties, particularly Dolores, in an effort to more fully delineate the extent of mineralization and to progress work on the feasibility study. Work on the feasibility study in the quarter included compiling additional data base for the resource estimate, conducting metallurgical studies, and engaging the lead engineering firm.. Expenditures in the first quarter of 2002 were substantially less, as the Company had limited funds for exploration. Total expenditures incurred were $1.2 million (2002 - $0.68 million) substantially all of which was directed to Dolores, compared with 2002 when $0.4 million in costs relating to the El Malacate joint venture were reimbursed by Placer Dome.

Outlook

The Company is adequately funded to carry out its planned exploration and development programs for 2003.

The Company is currently preparing a bankable feasibility study to assess the Dolores deposit. This process is expected to lead to a financing and mine development decision to bring the Dolores deposit into production. The Company continues to drill targets adjacent to the main zone of the Dolores deposit.

The Company recently announced a new drilling program for its Northern Sonora properties to test five separate projects located within the concessions. The program will involve resource expansion at the La Bolsa project, follow up and first time drill testing of five zones at the El Malacate project and first time drill testing of the La Dura, Alcaparroso and Agua Caliente projects.A total of $1.7 million has been budgeted for the completion of 100 to 125 drill holes. In addition, the Company will conduct work programs in Nevada which will involve initial and follow-up drilling on its Clear, Gutsy and Dottie properties.

Future financial prospects of the Company may be affected to some extent by the recent appreciation of the Canadian dollar against both the United States dollar and the Mexican peso. Should the Canadian dollar remain at this level or appreciate further, this is expected to have a positive near-term effect on development and operating costs, to the extent that such costs are incurred in lower-value U.S. dollars and pesos.

Risks and Uncertainties

The Company is a mineral exploration and development company and as such is exposed to a number of risks and uncertainties that are common to other companies in the same business. The Company's financial success is subject to, among other things, fluctuations in metal prices and foreign exchange rates, which may affect current or future operating results, and may affect the economic value of its mineral resources. Its ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured, nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. The Company has not prepared a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. For a thorough analysis of the risks and uncertainties of the Company we refer you to the Annual Information Form, available through the Company's website or by contacting the Company.

/s/ "Mark Bailey"

Mark Bailey
President and Chief Executive Officer

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                                     Consolidated Balance Sheets
                                                   Expressed in Canadian Dollars

                                                                      March 31,   2003     December 31, 2002
                                                                  --------------------- ---------------------
Assets                                                                     (Unaudited)             (Audited)

Current
       Cash                                                                $ 2,194,612          $ 2,231,785
       Short-term investments  (Note 4)                                     22,096,535            7,140,489
       Receivables                                                             623,530              535,752
       Prepaid expenses                                                        148,294              128,749
                                                                  --------------------- ---------------------
                                                                            25,062,971           10,036,775
Mineral properties and
       deferred exploration costs  (Note 5 )                                36,916,364           35,731,966

Capital assets  (Note 6)                                                       158,353              130,876
                                                                  --------------------- ---------------------

                                                                          $ 62,137,688         $ 45,899,617
-------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Liabilities

Current
       Accounts payable and accrued liabilities                             $  811,804           $  896,188
                                                                  --------------------- ---------------------

Shareholders' equity
       Capital stock (Note 7)                                              74,190,142            56,792,773
       Contributed surplus                                                  2,258,100             2,258,100
       Deficit                                                            (15,122,358)          (14,047,444)
                                                                  --------------------- ---------------------
                                                                           61,325,884            45,003,429
                                                                  --------------------- ---------------------

                                                                         $ 62,137,688          $ 45,899,617
-------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors:

/s/ "James M. Dawson"
James M. Dawson
Director

/s/ "Paul C. MacNeill"
Paul C. MacNeill
Director

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                     Consolidated Statements of Loss and Deficit
                                                   Expressed in Canadian Dollars
                                             For the Three Months Ended March 31
                                                                     (Unaudited)


                                                                                   2003                   2002
                                                                    --------------------- ----------------------

Administrative Costs

Accounting and auditing                                                       $  51,297              $  21,775
Amortization                                                                      2,791                    784
Consulting fees and other compensation                                           66,688                  42,086
Corporate relations                                                             389,567                  56,347
Legal                                                                           169,423                  58,176
Office services and expenses                                                     98,296                  42,843
Shareholder reports and filing fees                                             133,811                  10,680
Transfer agent fees                                                              10,057                   8,629
Travel                                                                           44,106                  27,600
                                                                    --------------------- ----------------------

                                                                                966,036                 268,920
Write-off of mineral properties and deferred
 exploration costs                                                               34,677                  51,071
                                                                    --------------------- ----------------------

Loss from operations                                                         (1,000,713)              (319,991)

Other Items:
         Foreign exchange loss                                                 (175,394)               (12,192)
         Interest income                                                        101,193                  1,084
                                                                    --------------------- ----------------------

Net Loss for the period                                                      (1,074,914)             (331,099)

Deficit, beginning of period                                                (14,047,444)          (11,293,502)
                                                                    --------------------- ----------------------

Deficit, end of period                                                    $ (15,122,358)        $ (11,624,601)
----------------------------------------------------------------------------------------------------------------

Loss per share - basic and diluted                                   $           (0.04)    $            (0.02)
----------------------------------------------------------------------------------------------------------------

Weighted Average Shares Outstanding                                           30,053,747             20,827,268
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                           Consolidated Statements of Cash Flows
                                                   Expressed in Canadian Dollars
                                             For the Three Months Ended March 31
                                                                     (Unaudited)

                                                                                  2003                  2002
                                                                  --------------------- ---------------------


Cash flows from operating activities

Net loss for the period                                                  $ (1,074,914)           $ (331,099)
Items not involving cash
       Amortization                                                             2,791                   784
       Write off of mineral properties and deferred
       exploration costs                                                       34,677                 51,071

Net change in non-cash working capital balances
       Receivables                                                            (87,778)              (21,482)
       Prepaid expenses                                                       (19,545)              (48,402)
       Accounts payable and accrued liabilities                               (84,384)              145,080
                                                                  --------------------- ---------------------

                                                                           (1,229,153)             (204,048)
                                                                  --------------------- ---------------------


Cash flows from investing activities
       Mineral properties and exploration costs                            (1,211,414)             (291,399)
       Purchase of capital assets                                             (37,929)               (8,935)
       Purchase of short term investments                                 (14,956,046)                    -
                                                                  --------------------- ---------------------

                                                                          (16,205,389)             (300,334)
                                                                  --------------------- ---------------------


Cash flows from financing activities
       Net proceeds on issuance of common shares                           17,397,369             1,020,888
                                                                  --------------------- ---------------------


(Decrease) increase in cash for the period                                    (37,173)              516,506

Cash,  beginning of period                                                  2,231,785               475,136
                                                                  --------------------- ---------------------

Cash,  end of period                                                       $ 2,194,612           $  991,642
-------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                   Consolidated Statements of Mineral Properties
                                                  and Deferred Exploration Costs
                                                   Expressed in Canadian Dollars
                                             For the Three Months Ended March 31
                                                                     (Unaudited)


                                                                                   2003                2002
                                                                     ------------------- -------------------

Mineral Properties                                                      $       37,352        $      66,478
                                                                     ------------------- -------------------


Exploration Costs

Assaying                                                                        139,810              57,252
Amortization                                                                      7,661               4,102
Communication and delivery                                                       19,714              14,294
Drilling and trenching                                                          484,396              28,963
Geophysical surveying and mapping                                                15,511              13,808
Legal: mineral properties                                                            -                8,567
Licences and recording fees                                                      83,819             166,197
Metallurgical                                                                    18,274                  -
Road building                                                                        -               39,090
Supplies                                                                         46,178              18,383
Technical and professional services                                             324,214             225,971
Travel                                                                           42,146              24,710
                                                                     ------------------- -------------------
                                                                              1,181,723             601,337
                                                                     ------------------- -------------------
Gross mineral properties and deferred exploration
   costs                                                                      1,219,075            667,815
Less: costs paid by joint venturer                                                   -            (372,314)
                                                                     ------------------- -------------------
Mineral properties and deferred exploration
    costs during the period                                                   1,219,075            295,501

Balance, beginning of period                                                 35,731,966         30,110,724
Less: Write-off of mineral properties and deferred
          exploration costs                                                    (34,677)            (51,071)
                                                                     ------------------- -------------------

Balance,  end of period                                                   $ 36,916,364        $ 30,355,154
------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                                   Expressed in Canadian Dollars
                                                                  March 31, 2003
                                                                     (Unaudited)

1. Basis of Presentation


The consolidated financial statements included herein, presented in accordance with generally accepted accounting principles in Canada for interim financial statements and stated in Canadian dollars, have been prepared by the Company, without audit.


These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2002. The Company follows the same accounting policies in the preparation of interim reports.


These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein. Results of operations and cash flows are not indicative of annual results.

2. Nature of Business

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable. The continuation of the Company and the recoverability of the amount shown for mineral properties and deferred exploration costs are dependent upon the continuing financial support of shareholders or other investors and obtaining long-term financing to complete exploration and development. During the three months ended March 31, 2003, the Company received net proceeds of $17.4 million from the issuance of common shares to finance planned exploration work in 2003.

3. Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the three months ended March 31, 2003 and 2002.

                                                    Minefinders Corporation Ltd.
                                      Notes to Consolidated Financial Statements
                                                   Expressed in Canadian Dollars
                                                                  March 31, 2003
                                                                     (Unaudited)

4. Short-term Investments


The balance consists of the principal and accrued interest on redeemable term deposits maturing on April 2, 2003 (funds were subsequently reinvested with a March 31, 2004 maturity, at prime less 2.1%) and February 6, 2004. Interest income is earned at prime less 1.65% and 2.1%, respectively.

5. Mineral Properties and Deferred Exploration Costs


                                Mineral Properties   Deferred Exploration          March 31,      December 31,
                                                                    Costs               2003              2002
   Mexico
   Dolores Property                   $ 10,664,327           $ 19,246,161       $ 29,910,488      $ 28,777,029
   Northern Sonora                         270,790              2,831,880          3,102,670         3,096,109
   La Reserva/El Correo                     77,961              1,914,011          1,991,972         1,954,868
   Other                                    76,967                719,372            796,339           790,862
                                        11,090,045             24,711,424         35,801,469        34,618,868
   United States
   Nevada Properties                       288,682                826,213          1,114,895         1,113,098
                               -------------------- ---------------------- ------------------ -----------------

                                      $ 11,378,727           $ 25,537,637       $ 36,916,364      $ 35,731,966

6. Capital Assets

                                ------------------- ---------------------- -------------------- ---------------
                                                                                     Net Book Value
                                                              Accumulated        March 31,        December 31,
                                              Cost           Amortization             2003                2002
                                ------------------- ---------------------- ---------------- -------------------
   Exploration equipment                  $ 43,474               $ 29,569         $ 13,905            $ 14,637
   Office furniture and
      equipment                            157,531                 81,107           76,424              42,699
   Vehicles                               279,528                 211,504           68,024              73,540
                                          $480,533              $ 322,180         $158,353            $130,876

                                                     Minefinders Corporation Ltd
                                      Notes to Consolidated Financial Statements
                                                   Expressed in Canadian Dollars
                                                                  March 31, 2003
                                                                      (Unaudited

6. Capital Assets (continued)

Capital assets of the Company are segmented by geographical area as follows:


                                                                       March 31, 2003    December 31, 2002
                                                                ---------------------- --------------------
   Mexico                                                                     $40,999             $ 43,983
   United States                                                               54,817               54,546
   Canada                                                                      62,537               32,347
                                                                ---------------------- --------------------
                                                                             $158,353             $130,876

7. Capital Stock

     Authorized:  Unlimited common shares, no par value
      Issued:              Common shares

                                                                             Issued                    Amount
                                                               --------------------- -------------------------

      Balance, January 1, 2003                                           28,411,737              $ 56,792,773

      Issued:

      For cash - private placement (net of issue

         costs of $ 1,182,454)                                            2,587,500                16,930,046

      Exercise of warrants                                                  108,695                   152,173

      Exercise of stock options                                             109,500                   315,150
                                                               --------------------- -------------------------

      Balance, March 31, 2003                                            31,217,432              $ 74,190,142


      At March 31, 2003, the following stock options were outstanding:

      --------------------------------- ---------------------------- -----------------------------------------
                                Number               Exercise Price                               Expiry Date
      --------------------------------- ---------------------------- -----------------------------------------

                               180,000                       $ 1.40                             July 16, 2003

                               277,500                       $ 1.25                         December 22, 2003

                               285,000                       $ 1.10                             June 19, 2005

                                40,000                        $1.05                          December 7, 2005

                               270,000                       $ 1.50                          November 7, 2006

                               697,500                       $ 3.30                            April 17, 2007

                             1,010,000                       $ 6.45                         December 23, 2007
      ---------------------------------
                             2,760,000
      ---------------------------------

                                                     Minefinders Corporation Ltd
                                      Notes to Consolidated Financial Statements
                                                   Expressed in Canadian Dollars
                                                                  March 31, 2003
                                                                     (Unaudited)

7. Capital Stock - Continued


During the period, 10,000 options were cancelled due to termination of agreement.

Subsequent to March 31, 2003, 75,000 options were exercised at a weighted average price of $2.79 for gross proceeds of $209,500.


At March 31, 2003, the following warrants were outstanding:

--------------------------------------------------------------------------------
           Number              Exercise Price               Expiry Date
--------------------------------------------------------------------------------
           25,200                 $ 1.40                  August 30, 2003

          219,209                 $ 1.40                 December 22, 2003
       ------------
          244,409

8. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a) The Company was charged for administrative and geological services by a director and an officer for $ 96,471 for the three months ended March 31, 2003 ($ 82,535 for the same period in 2002).

b) The Company was charged for legal and consulting services by a law firm in which one of the directors is a partner. The cost of these services was $ 80,243 for the three months ended March 31, 2003. ($ 34,060 for the same period in 2002).

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

9. Stock-Based Compensation

The Company accounts for all stock-based compensation issued to non-employees. There were no stock options granted during the period ended March 31, 2003.

                                                     Minefinders Corporation Ltd
                                      Notes to Consolidated Financial Statements
                                                   Expressed in Canadian Dollars
                                                                  March 31, 2003
                                                                     (Unaudited)

10. United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

Mineral Exploration Expenditures

Under Canadian GAAP expenditures on specific properties are capitalized until such time as either it is established that mineral resources are not economically recoverable or the properties are sold or abandoned. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statement of Loss and Deficit.

The impact of the above on the consolidated financial statements is as follows:


For the Three Months Ended March 31               2003                 2002
                                        ----------------------------------------

Net loss per Canadian GAAP                   $ (1,074,914)        $ (331,099)
Adjustments related to:
   Mineral exploration expenses                (1,184,398)          (244,430)
                                        ----------------------------------------

Net loss per US GAAP                         $ (2,259,312)          (575,529)
                                        ----------------------------------------
Loss per share per US GAAP
   Basic and diluted                               $(0.08)            $(0.03)
                                        ----------------------------------------

                                             March 31, 2003    December 31, 2002

Shareholders' equity per Canadian GAAP       $ 61,325,884         $ 45,003,429
Adjustments related to:
   Mineral exploration expenses               (36,916,364)        (35,731,966)
                                        ----------------------------------------

   Shareholders' equity per US GAAP          $ 24,409,520          $ 9,271,463

May 30, 2003

To the following Securities Commissions:

BC Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
and
Toronto Stock Exchange

Dear Sir:

Re:  Minefinders Corporation Ltd

We confirm that the 1st Quarter 2003 Interim Report to Shareholders was sent by prepaid mail to all Supplemental Card Shareholders in accordance with Canadian Securities Administrators' National Instrument 54-101 regarding communication with beneficial owners of securities of the reporting issuer, this day, May 30, 2003.

Very truly yours
MINEFINDERS CORPORATION LTD


"Jon Morda"

Jon Morda
Chief Financial Officer

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Minefinders Corporation Ltd.
                                               (Registrant)

Date:  May 30, 2003                   By:      /S/"Paul C. MacNeill"
     ---------------                           ---------------------------------
                                               (Print)  Name:   Paul C. MacNeill
                                               Title:   Director